(Reference Translation)

(For reference)

May 8, 2019

Toyota Motor Corporation

Holding of Ordinary General Shareholders’ Meeting

1. Date and time:	10:00 a.m., Thursday, June 13, 2019

2. Venue:	Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture

3. Meeting Agenda:

Reports:

Reports on business review, consolidated and unconsolidated financial statements for FY2019 (April 1, 2018 through March 31, 2019) and a report by the Accounting Auditor and the Audit & Supervisory Board on the audit results of the consolidated financial statements for FY2019.

Resolutions:

Proposed Resolution 1:	Election of 9 Members of the Board of Directors

Proposed Resolution 2:	Election of 4 Audit & Supervisory Board Members

Proposed Resolution 3:	Election of 1 Substitute Audit & Supervisory Board Member

Proposed Resolution 4:

Determination of Compensation for Granting Restricted Shares to Members of the Board of Directors (excluding Outside Members of the Board of Directors) and Revision of the Amount of Compensation Payable to Members of the Board of Directors